                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of September 2006




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No             X
                   -----------                        -----------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BANCOLOMBIA S.A.
                                      (Registrant)




Date: September 12, 2006            By     /s/ JAIME ALBERTO VELASQUEZ B.
                                           ----------------------------------
                                    Name:  Jaime Alberto Velasquez B.
                                    Title: Vice President of Finance

(BANCOLOMBIA LOGO)                                                          CIB
                                                                          LISTED
                                                                           NYSE


          BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 368,487
                 MILLION DURING THE FIRST EIGHT MONTHS OF 2006*


MEDELLIN, COLOMBIA. SEPTEMBER 12, 2006


BANCOLOMBIA reported accumulated unconsolidated net income of Ps 368,487 million as of August 31, 2006. For the first eight months of 2006, the total net interest income, including investment securities amounted to Ps 736,724 million. Additionally, total net fees and income from services amounted to Ps 376,256 million.

Total assets amounted to Ps 24.98 trillion in August 2006, total deposits totaled Ps 15.86 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 3.14 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 2.51% as of August 31, 2006, and the level of allowance for past due loans was 134.35%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in August 2006 was as follows: 17.6% of total deposits, 21.1% of total net loans, 18.0% of total savings accounts, 19.9% of total checking accounts and 14.5% of total time deposits.






*This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.





--------------------------------------------------------------------------------
Contacts

SERGIO RESTREPO               JAIME A. VELASQUEZ            MAURICIO BOTERO
EXECUTIVE VP                  FINANCIAL VP                  IR MANAGER
Tel.: (574) 5108668           Tel.: (574) 5108666           Tel.: (574) 5108866

                                                              (BANCOLOMBIA LOGO)
--------------------------------------------------------------------------------
                                                                     AUGUST 2006




BANCOLOMBIA S.A.                                                                                                 GROWTH
BALANCE SHEET                                                           AS OF                             MONTH          ANNUAL
(Ps Millions)                                           AGO-05          JUL-06          AGO-06             %               %
-------------------                                   ----------      ----------      ----------         ------          ------
ASSETS
Cash and due from banks                                1.032.168       1.413.219       1.053.492         -25,45%           2,07%
Overnight funds sold                                      38.249          23.684          23.746           0,26%         -37,92%
TOTAL CASH AND EQUIVALENTS                             1.070.417       1.436.903       1.077.238         -25,03%           0,64%
                                                      ----------      ----------      ----------         ------          ------
DEBT SECURITIES                                        5.688.215       5.150.105       4.556.902         -11,52%         -19,89%
Trading                                                3.125.315       2.432.651       1.819.818         -25,19%         -41,77%
Available for Sale                                     1.608.088       1.474.103       1.490.744           1,13%          -7,30%
Held to Maturity                                         954.812       1.243.351       1.246.340           0,24%          30,53%
EQUITY SECURITIES                                        769.321         923.390         922.509          -0,10%          19,91%
Trading                                                   16.157           2.822           2.834           0,43%         -82,46%
Available for Sale                                       753.164         920.568         919.675          -0,10%          22,11%
Market value allowance                                   -37.729         -39.548         -39.548           0,00%           4,82%
NET INVESTMENT SECURITIES                              6.419.807       6.033.947       5.439.863          -9,85%         -15,26%
                                                      ----------      ----------      ----------         ------          ------
Commercial loans                                       9.548.035      12.067.559      12.444.342           3,12%          30,33%
Consumer loans                                         1.933.457       2.318.226       2.386.689           2,95%          23,44%
Small business loans                                      97.110          92.700          92.974           0,30%          -4,26%
Mortgage loans                                         1.466.620       1.776.095       1.863.601           4,93%          27,07%
Allowance for loans and financial leases losses         -562.980        -567.422        -562.659          -0,84%          -0,06%
NET TOTAL LOANS AND FINANCIAL LEASES                  12.482.242      15.687.158      16.224.947           3,43%          29,98%
                                                      ----------      ----------      ----------         ------          ------
Accrued interest receivable on loans                     162.539         164.734         179.105           8,72%          10,19%
Allowance for accrued interest losses                    -12.053          -8.316          -7.613          -8,45%         -36,84%
NET TOTAL INTEREST ACCRUED                               150.486         156.418         171.492           9,64%          13,96%
                                                      ----------      ----------      ----------         ------          ------
Customers' acceptances and derivatives                    61.649         170.812         152.612         -10,65%         147,55%
Net accounts receivable                                  168.523         205.880         211.884           2,92%          25,73%
Net premises and equipment                               336.467         344.080         365.060           6,10%           8,50%
Foreclosed assets                                         44.592          21.654          19.261         -11,05%         -56,81%
Prepaid expenses and deferred charges                     36.907          47.352          37.731         -20,32%           2,23%
Goodwill                                                  58.508          51.687          49.382          -4,46%         -15,60%
Other                                                    174.210         464.749         547.697          17,85%         214,39%
Reappraisal of assets                                    688.009         653.258         686.919           5,15%          -0,16%
                                                      ----------      ----------      ----------         ------          ------
TOTAL ASSETS                                          21.691.817      25.273.898      24.984.086          -1,15%          15,18%
                                                      ----------      ----------      ----------         ------          ------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                   2.734.551       3.427.251       3.422.212          -0,15%          25,15%
Checking accounts                                      2.434.538       3.008.445       3.134.287           4,18%          28,74%
Other                                                    300.013         418.806         287.925         -31,25%          -4,03%
                                                      ----------      ----------      ----------         ------          ------
INTEREST BEARING                                      10.452.922      12.477.946      12.438.858          -0,31%          19,00%
Checking accounts                                        171.957         333.029         269.778         -18,99%          56,89%
Time deposits                                          3.506.498       3.250.515       3.452.220           6,21%          -1,55%
Savings deposits                                       6.774.467       8.894.402       8.716.860          -2,00%          28,67%
                                                      ----------      ----------      ----------         ------          ------
TOTAL DEPOSITS                                        13.187.473      15.905.197      15.861.070          -0,28%          20,27%
Overnight funds                                          961.198       1.564.576       1.662.025           6,23%          72,91%
Bank acceptances outstanding                              43.868          70.720          73.165           3,46%          66,78%
Interbank borrowings                                   1.173.127       1.617.375       1.284.543         -20,58%           9,50%
Borrowings from domestic development banks               881.401         851.352         800.322          -5,99%          -9,20%
Accounts payable                                         554.716         588.171         576.447          -1,99%           3,92%
Accrued interest payable                                 135.953         132.133         121.572          -7,99%         -10,58%
Other liabilities                                        203.613         255.483         226.562         -11,32%          11,27%
Bonds                                                  1.306.355         957.251         925.311          -3,34%         -29,17%
Accrued expenses                                         305.870         278.285         312.078          12,14%           2,03%
                                                      ----------      ----------      ----------         ------          ------
TOTAL LIABILITIES                                     18.753.574      22.220.543      21.843.095          -1,70%          16,47%
                                                      ----------      ----------      ----------         ------          ------
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                           363.914         363.914         363.914           0,00%           0,00%
                                                      ----------      ----------      ----------         ------          ------
RETAINED EARNINGS                                      1.330.746       1.550.447       1.597.430           3,03%          20,04%
Appropiated                                              861.300       1.228.943       1.228.943           0,00%          42,68%
Unappropiated                                            469.446         321.504         368.487          14,61%         -21,51%
                                                      ----------      ----------      ----------         ------          ------
REAPPRAISAL AND OTHERS                                 1.145.335       1.136.288       1.169.820           2,95%           2,14%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES          98.248           2.706           9.827         263,16%         -90,00%
                                                      ----------      ----------      ----------         ------          ------
TOTAL SHAREHOLDER'S EQUITY                             2.938.243       3.053.355       3.140.991           2,87%           6,90%
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY            21.691.817      25.273.898      24.984.086          -1,15%          15,18%
                                                      ----------      ----------      ----------         ------          ------

                                                              (BANCOLOMBIA LOGO)
--------------------------------------------------------------------------------
                                                                     AUGUST 2006


BANCOLOMBIA S.A                                                                           GROWTH                             GROWTH
INCOME STATEMENT                                                      ACCUMULATED         ANNUAL            MONTH            MONTH
(Ps Millions)                                                    AUG-05        AUG-06       %       JUL-06        AUG-06       %
----------------                                                ---------     ---------   ------    -------       -------    ------
INTEREST INCOME AND EXPENSES
Interest on loans                                               1.152.144     1.187.872     3,10%   160.291       164.994      2,93%
Interest on investment securities                                 418.802        41.506   -90,09%    36.120        51.534     42,67%
Overnight funds                                                    13.881        18.132    30,62%     3.406         2.483    -27,10%
TOTAL INTEREST INCOME                                           1.584.827     1.247.510   -21,28%   199.817       219.011      9,61%
                                                                ---------     ---------   ------    -------       -------    ------
Interest expense
Checking accounts                                                   3.798         5.139    35,31%       564           665     17,91%
Time deposits                                                     191.638       140.756   -26,55%    17.595        18.184      3,35%
Savings deposits                                                  159.758       159.654     0,56%    24.445        23.577     -3,55%
TOTAL INTEREST ON DEPOSITS                                        354.194       305.549   -13,73%    42.604        42.426     -0,42%
                                                                ---------     ---------   ------    -------       -------    ------
Interbank borrowings                                               30.310        72.783   140,13%     9.311         7.354    -21,02%
Borrowings from domestic development banks                         50.143        38.161   -23,90%     4.548         4.610      1,36%
Overnight funds                                                    33.898        40.667    19,97%     6.361         6.141     -3,46%
Bonds                                                              77.869        53.626   -31,13%     6.130         5.922     -3,39%
TOTAL INTEREST EXPENSE                                            546.414       510.786    -6,52%    68.954        66.453     -3,63%
                                                                ---------     ---------   ------    -------       -------    ------
NET INTEREST INCOME                                             1.038.413       736.724   -29,05%   130.863       152.558     16,58%
Provision for loan and accrued interest losses, net               (83.668)     (115.937)   38,57%   (21.728)      (17.255)   -20,59%
Recovery of charged-off loans                                      40.619        39.690    -2,29%     6.532         3.630    -44,43%
Provision for foreclosed assets and other assets                  (40.531)      (19.946)  -50,79%    (3.848)       (1.886)   -50,99%
Recovery of provisions for foreclosed assets and other assets      28.626        60.312   110,69%     1.482         1.396     -5,80%
                                                                ---------     ---------   ------    -------       -------    ------
TOTAL NET PROVISIONS                                              (54.954)      (35.881)  -34,71%   (17.562)      (14.115)   -19,63%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                       983.459       700.843   -28,74%   113.301       138.443     22,19%
                                                                ---------     ---------   ------    -------       -------    ------
Commissions from banking services and other services               39.081        53.716    37,45%     7.534         7.489     -0,60%
Electronic services and ATM's fees, net                            72.277        57.371   -20,62%     7.651         7.170     -6,29%
Branch network services, net                                       31.307        35.529    13,49%     4.554         4.824      5,93%
Collections and payments fees, net                                 36.873        45.829    24,29%     5.844         6.141      5,08%
Credit card merchant fees, net                                      6.176         5.324   -13,80%       729           281    -61,45%
Credit and debit card fees, net                                   135.083       161.470    19,53%    21.483        21.736      1,18%
Checking fees, net                                                 36.122        39.530     9,43%     5.150         5.300      2,91%
Check remittance, net                                               6.785         7.428     9,48%       887           952      7,33%
International operations, net                                      16.323        18.179    11,37%     2.822         2.668     -5,46%
TOTAL FEES AND OTHER SERVICE INCOME                               380.027       424.376    11,67%    56.654        56.561     -0,16%
                                                                ---------     ---------   ------    -------       -------    ------
Other fees and service expenses                                   (30.134)      (48.120)   59,69%    (7.994)       (6.399)   -19,95%
TOTAL FEES AND INCOME FROM SERVICES, NET                          349.893       376.256     7,53%    48.660        50.162      3,09%
                                                                ---------     ---------   ------    -------       -------    ------
OTHER OPERATING INCOME
Net foreign exchange gains                                        (54.442)       99.147  -282,11%   (37.036)         (570)   -98,46%
Forward contracts in foreign currency                             108.650       (19.500) -117,95%    35.351         7.247    -79,50%
Gains on sales of investments on equity securities                     --        43.128        *         --            --      0,00%
Dividend income                                                    99.997       128.571    28,57%        33            --   -100,00%
Communication, rent payments and others                             1.119         1.061    -5,18%       131           140      6,87%
TOTAL OTHER OPERATING INCOME                                      155.324       252.407    62,50%    (1.521)        6.817   -548,19%
                                                                ---------     ---------   ------    -------       -------    ------
TOTAL INCOME                                                    1.488.676     1.329.506   -10,69%   160.440       195.422     21,80%
OPERATING EXPENSES
Salaries and employee benefits                                    332.045       358.233     7,89%    44.834        45.686      1,90%
Bonus plan payments                                                 7.146         8.713    21,93%     1.465         2.692     83,75%
Compensation                                                        5.102         2.370   -53,55%       955           159    -83,35%
Administrative and other expenses                                 438.919       416.485    -5,11%    51.922        56.620      9,05%
Deposit security, net                                              32.980        36.570    10,89%     6.330         5.947     -6,05%
Donation expenses                                                     397           131   -67,00%        18            29     61,11%
Depreciation                                                       42.053        48.560    15,47%     7.318         6.039    -17,48%
TOTAL OPERATING EXPENSES                                          858.642       871.062     1,45%   112.842       117.172      3,84%
                                                                ---------     ---------   ------    -------       -------    ------
NET OPERATING INCOME                                              630.034       458.444   -27,24%    47.598        78.250     64,40%
Merger expenses                                                    26.705        19.322   -27,65%     1.612         5.232    224,57%
Goodwill amortization                                              15.099        16.596     9,91%     2.304         2.305      0,04%
NON-OPERATING INCOME (EXPENSE)
Other income                                                       32.323       130.711   304,39%     3.456         2.417    -30,06%
Other expense                                                     (44.246)     (100.983)  128,23%   (12.775)      (10.858)   -15,01%
TOTAL NON-OPERATING INCOME                                        (11.923)       29.728  -349,33%    (9.319)       (8.441)    -9,42%
INCOME BEFORE INCOME TAXES                                        576.307       452.254   -21,53%    34.363        62.272     81,22%
Income tax expense                                               (106.861)      (83.767)  -21,61%    (3.792)      (15.289)   303,19%
                                                                ---------     ---------   ------    -------       -------    ------
NET INCOME                                                        469.446       368.487   -21,51%    30.571        46.983     53,68%
                                                                ---------     ---------   ------    -------       -------    ------